SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CACHE, INC.
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

127150308
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

May 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 127150308	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,472,756(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,786,635(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,635(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) MFP beneficially owns 3,786,635 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 17.7% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), and Jay Margolis, an individual resident of the State of New York, and a Voting Agreement with Cache, Inc. and Mill Road (the “Voting Agreement”).  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 3,786,635 shares of Common Stock reported herein.

Mill Road beneficially owns 2,686,121 shares of Common Stock, representing approximately 12.5% of the outstanding shares of Common Stock.  Due to the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,472,756(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,786,635(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,635(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) MFP beneficially owns 3,786,635 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 17.7% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), and Jay Margolis, an individual resident of the State of New York, and a Voting Agreement with Cache, Inc. and Mill Road (the “Voting Agreement”).  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 3,786,635 shares of Common Stock reported herein.

Mill Road beneficially owns 2,686,121 shares of Common Stock, representing approximately 12.5% of the outstanding shares of Common Stock.  Due to the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		6,472,756(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
3,786,635(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,786,635(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) MFP beneficially owns 3,786,635 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 17.7% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”), and Jay Margolis, an individual resident of the State of New York, and a Voting Agreement with Cache, Inc. and Mill Road (the “Voting Agreement”).  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 3,786,635 shares of Common Stock reported herein.

Mill Road beneficially owns 2,686,121 shares of Common Stock, representing approximately 12.5% of the outstanding shares of Common Stock.  Due to the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 5 of 8

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 5, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC on March 13, 2013.  The Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”.

This Amendment No. 2 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cache, Inc., a Florida corporation, owned by the Reporting Persons.  Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.

Information in this Amendment No. 2 with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by replacing the first sentence thereof with the following:

“MFP acquired the shares of Common Stock owned as of the date hereof (i) in ordinary market transactions from October 2008 through June 2011, (ii) upon the exercise of Rights (as defined below) it received from the Company in the Rights Offering (as defined below), and (iii) pursuant to the Amended Investment Agreement (as defined below).”

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

“On April 4, 2013, pursuant to the Voting Agreement, Michael F. Price and Charles Hinkaty were appointed to the Board of Directors of the Company to fill the vacancies created by the resignations of Morton J. Schrader and Arthur S. Mintz.”

“On May 1, 2013, upon the consummation of the Rights Offering and the transactions contemplated by the Investment Agreement, as amended by the IA Amendment (the “Amended Investment Agreement”), MFP acquired 1,582,866 shares of Common Stock, consisting of 791,145 shares acquired pursuant to the exercise of Rights it received from the Company in the Rights Offering and 791,741 shares it purchased from the Company pursuant to the Amended Investment Agreement.”

“On May 1, 2013, in connection with the closing of the transactions contemplated by the Amended Investment Agreement, MFP, Mill Road and Cache entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide each of MFP and Mill Road with customary demand and piggyback registration rights relating to all of their shares of Common Stock.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph before Item 5(a):

“The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 21,446,061 shares of Common Stock issued and outstanding as of May 3, 2013, which amount reflects (i) 13,495,366 shares issued and outstanding on April 4, 2013, as reported in the prospectus filed by the Company on April 5, 2013, (ii) 8,132,917 shares issued on May 1, 2013 in the rights offering and the other purchases made under the Amended Investment Agreement, and (iii) 182,222 shares of unvested restricted stock forfeited between April 4, 2013 and May 2, 2013, as reported to the Reporting Persons by the Company on May 2, 2013.  All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 3, 2013, unless otherwise indicated.”

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety with the following:

“(a)    MFP beneficially owns 3,786,635 shares of Common Stock, representing approximately 17.7% of the outstanding Shares of Common Stock. As a result of the provisions of the Voting Agreement, MFP and Mill Road may each be deemed to share voting power with each other with respect to the Shares then beneficially owned by such Investors.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of the Shares of Common Stock beneficially owned by Mill Road.  Further detail of the Voting Agreement is provided under Item 4 of this Statement.”

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety with the following:

CUSIP NO. 127150308	Schedule 13D	Page 6 of 8

“(b)     Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 3,786,635 shares of Common Stock reported herein.  Due to the Voting Agreement, MFP may be deemed to share voting power, but not dispositive power, with Mill Road with respect to 2,686,121 shares of Common Stock beneficially owned by Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.  Further detail of the Voting Agreement is provided under Item 4 of this Statement.”

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety with the following:

“(c)     The following table sets forth all transactions with respect to the Company’s Common Stock effected during the past 60 days by the Reporting Persons.  The first transaction listed below was effected on May 1, 2013 upon the exercise of Rights MFP received from the Company in the Rights Offering, as described in Item 4, above.  The second transaction effected on May 1, 2013 represents the acquisition by MFP of shares from the Company pursuant to the Amended Investment Agreement, as described in Item 4, above.

Name of Entity	Date of Acquisition	Number of Shares	Price per Share
MFP	5/1/2013	791,145	$1.65
MFP	5/1/2013	791,741	$1.65

On May 1, 2013, upon the consummation of the Rights Offering and the transactions contemplated by the Amended Investment Agreement, Mill Road acquired 2,270,441 shares of the Company’s Common Stock in the Rights Offering and pursuant to the Amended Investment Agreement.  Due to the Voting Agreement, MFP may be deemed to share voting power (but not dispositive power) with respect to shares of Common Stock beneficially owned by Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.  Further detail of the Voting Agreement is provided under Item 4 of this Statement.”

CUSIP NO. 127150308	Schedule 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 3, 2013

MFP Partners, L.P., by MFP Investors LLC, its General Partner

/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

MFP Investors LLC

/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 127150308	Schedule 13D	Page 8 of 8

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 5, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2	Investment Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis*

Exhibit 3	Voting Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P. and Mill Road Capital, L.P.*

Exhibit 4
Amendment No. 1 to Investment Agreement, dated as of March 12, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis (incorporated by reference to Exhibit 10.15 attached to the annual report on Form 10-K filed by Cache, Inc. on March 12, 2013)*

Exhibit 5	Registration Rights Agreement, dated as of May 1, 2013, by and among Cache, Inc., MFP Partners, L.P. and Mill Road Capital, L.P.

* Filed previously